UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to__________

Commission File Number: 2-28286

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The BNA 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Bureau of National Affairs, Inc.
1801 South Bell Street
Arlington, VA 22202

                         SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the BNA 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         The BNA 401(k) Plan

                         /s/ Gilbert S. Lavine
                         Gilbert S. Lavine
                         Chairman of the Administrative Committee

DATE: June 29, 2010

THE BNA 401(k) PLAN

Financial Statements

December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The BNA 401(k) Plan
Arlington, VA

We have audited the accompanying statements of net assets available for benefits of The BNA 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Bethesda, MD
June 29, 2010

THE BNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
Assets:
Cash and cash equivalents	$47,286	$47,195
Investments, at fair value (Notes 2 and 3):
BNA common stock	111,510,047	114,136,060
Mutual funds	34,237,142	23,968,109
Collective trust fund	10,131,017	9,000,803
Participant notes receivable	1,047,686	977,270
Total investments	156,925,892	148,082,242

Total Assets	156,973,178	148,129,437

Liabilities:
Excess contributions payable (Note 7)	(116,161)	(47,751)
Net assets available for benefits	$156,857,017	$148,081,686

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Additions to net assets attributed to:
Investment income (Notes 2 and 3):
Dividends	$3,581,752	$4,014,311
Interest from participant notes receivable	58,070	66,561
Net appreciation (depreciation) in value of:
BNA common stock	---	5,472,535
Mutual funds	7,781,075	(13,642,259)
Collective trust fund	229,761	314,006
	11,650,658	(3,774,846)
Contributions by participants (Note 1):
Salary deductions	7,362,733	7,614,382
Rollovers	123,117	197,297
Total additions	19,136,508	4,036,833

Deductions from net assets attributed to:
Distributions to participants (Note 1)	10,360,732	8,907,411
Administrative expenses (Note 2)	445	661
Total deductions	10,361,177	8,908,072

Net increase (decrease)	8,775,331	(4,871,239)

Net assets available for benefits:
Beginning of year	148,081,686	152,952,925
End of year	$156,857,017	$148,081,686

See accompanying notes to financial statements.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. Description

The following description of the BNA 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan is a contributory benefit plan sponsored by The Bureau of National Affairs, Inc. (BNA, the "Company" or “Plan Sponsor”) for the benefit of employees of the Company and certain of its subsidiaries.  The Plan was established in 1982 with an effective date of January 1, 1983 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan is designed to provide benefits to participants or their beneficiaries and encourages savings through investments in the Company’s common stock and various other investment options.

Plan Administration.  An administrative committee appointed by the Company's Board of Directors acts as Plan administrator.  The Plan has two trusts.  An officer of the Company serves as the Trustee of the BNA Stock Fund Trust.  The Charles Schwab Trust Company is the trustee of the Mutual Fund Trust.

Contributions.  Full-time and part-time employees are eligible to participate in the Plan upon completion of thirty days of service.  To participate, eligible employees authorize the Company to contribute, on their behalf, a salary reduction amount, subject to certain annual ceiling limitations provided in the Plan, by tax laws, and by ERISA.  Contributions may begin at the next quarterly entry date following the thirty-day service period. The Plan also accepts certain rollover contributions.

Vesting.  Participants are fully vested in their contributions and the earnings thereon.

Payments of Benefits.  Distributions can be made in the event of retirement, death, qualifying hardships, or other severance of service.  If, upon termination of employment, a participant's account value exceeds $5,000 (excluding rollover contributions), the participant may opt to delay distribution until reaching age 65.

Participant Accounts.  The BNA Stock Fund Trust holds Company stock, and the Mutual Fund Trust holds all other investments.  The trusts maintain separate accounts for each participant in the Plan.  These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses.

Participant Notes Receivable.  A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1 percent.  At December 31, 2009, interest rates on loans ranged from 4.25% to 9.25%.  Principal and interest are paid through payroll deductions.  A $75 loan application fee is charged to participants and is collected from loan proceeds.  Participants also agree to reimburse the Plan Sponsor for a $25 annual loan program maintenance fee.  Loans and loan repayments are treated as Plan asset transfers, not as distributions and contributions.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates.  The Plan maintains its records and prepares its financial statements on the accrual basis of accounting.  The preparation of financial statements requires the use of estimates in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

New Accounting Pronouncements.  The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the source of authoritative generally accepted accounting principles (GAAP) for nongovernmental entities effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009.  Rules and interpretative guidance issued by the Securities and Exchange Commission (SEC) also remain sources of GAAP for SEC registrants.  The Codification does not change current GAAP, but organizes pre-existing guidance by topic.  Updates to the ASC will be made using Accounting Standards Updates (ASU).  The Plan adopted the Codification as of December 31, 2009.  As such, references to non-SEC GAAP guidance will now refer to Accounting Standards Updates (or to the ASC itself).

In May 2009, the FASB amended ASC 855, Subsequent Events [formerly FASB Statement of Financial Accounting Standards (SFAS) No. 165, Subsequent Events], to establish general rules for recognizing and disclosing the effects of events or transactions that take place after the balance sheet date but before the balance sheet is issued.  ASU 2010-09, Subsequent Events, further amended ASC 855 to clarify the rules and to remove potential conflicts with SEC requirements.  These rules were adopted by the Plan as of December 31, 2009 and are reflected in these statements.

The FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures About Fair Value Measurements, in January 2010.  It requires improved disclosures about fair value measurements, including reporting of significant transfers between Level 1 and Level 2 assets and presenting purchases, sales, issuances and settlements on a gross basis (instead of as one net amount) in the reconciliation of activity in Level 3 assets.  These requirements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of Level 3 purchases, sales, issuances and settlements on a gross basis, which is effective for interim and annual reporting periods beginning after December 15, 2010.  The Plan does not expect ASU 2010-06 to have a material effect on its financial statements.

Investment Valuation and Income Recognition.  The investments of the Plan are reported at fair value.  The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

BNA Common Stock
The fair value of the Company’s common stock is established by the Company's Board of Directors, generally semiannually in connection with purchases and sales under the Company’s Stock Purchase and Transfer Plan (SPTP).  The Plan values its investments in the Company's stock at the price used for SPTP market trades.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008
Mutual Funds and Participant Notes Receivable
Mutual funds (shares of registered investment companies) represent investments with various investment managers.  Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2009 and 2008.  Participant notes receivable are valued at cost, which approximates fair value.

Collective Trust Fund
The collective trust fund represents investments in the Charles Schwab Stable Value Fund.  As described in ASC 962-325, Plan Accounting—Defined Contribution Pension Plans/Investments—Other (formerly FASB Staff Position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Units held are valued at the unit value which is based on contract value and approximates fair value in accordance with the audited financial statements of the stable value fund as of December 31, 2009 and 2008.

Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.  Such amounts are recorded at cost, plus accrued interest.

Net Appreciation (Depreciation) in Fair Value of Investments.  Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in value of investments.

Income Recognition.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Payment of Benefits.  Benefits are recorded when paid.

Administrative Expenses.  The Plan Sponsor pays certain administrative costs on behalf of the Plan.  Such costs, which include custodian and administrator fees, are not reflected in the accompanying financial statements.  The Plan pays the remaining administrative costs.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

3. Investments

Upon enrollment in the Plan, a participant may direct contributions to any of ten investment options.  Participants may change their investment options as desired.  Investment options include the shares of the Company’s common stock, a collective trust fund, and eight mutual funds of registered investment companies that invest in various asset mixes of common stocks, debt securities, and/or money market securities.

The following investments represent five percent or more of the net assets available for plan benefits as of December 31, 2009: BNA Class A common stock with a value of $88,660,577, BNA Class B common stock with a value of $22,849,470, and Charles Schwab Stable Value Fund with a value of $10,131,017.  The following investments represented five percent or more of the net assets available for plan benefits as of December 31, 2008: BNA Class A common stock with a value of $92,127,530, BNA Class B common stock with a value of $21,939,388, and Charles Schwab Stable Value Fund with a value of $9,000,803.  No other investment exceeded five percent of net assets available for Plan benefits as of December 31, 2009 and 2008.

Ownership and transferability of the Company’s Class A, Class B, and Class C stock are substantially restricted to current and former employees by provisions of the Company's certificate of incorporation.  Ownership of Class A stock, which is voting, is restricted to active employees.  Class B stock and Class C stock are nonvoting.  No class of stock has preference over another upon declaration of dividends or liquidation.  The BNA Stock Fund Trust may sell Class A common stock, or exchange it for Class B or Class C common stock, if necessary to comply with the above ownership restrictions.

4.  Fair Value Measurements

The Plan adopted ASC 820, Fair Value Measurements and Disclosures (formerly FASB SFAS No. 157, Fair Value Measurements), as of January 1, 2008.  That guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost) and utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

The fair values of Plan investment assets, by level in the hierarchy, as of December 31, 2009 and 2008 were as follows:

	Investment Assets at Fair Value as of December 31, 2009
	Level 1		Level 2		Level 3	Total
BNA common stock	$	---	$	---	$111,510,047	$111,510,047

Mutual funds		34,234,142		---	---	34,237,142
Collective trust fund		---		---	10,131,017	10,131,017

Participant notes receivable		---		1,047,686	---	1,047,686

Total		$34,237,142		$1,047,686	$121,641,064	$156,925,892

	Investment Assets at Fair Value as of December 31, 2008
	Level 1		Level 2		Level 3	Total
BNA common stock	$	---	$	---	$114,136,060	$114,136,060

Mutual funds		23,968,109		---	---	23,968,109
Collective trust fund		---		---	9,000,803	9,000,803

Participant notes receivable		---		977,270	---	977,270

Total		$23,968,109		$977,270	$123,136,863	$148,082,242

Plan investment assets classified as level 3, consisting of BNA common stock and the collective trust fund, amounted to $121,641,064 as of December 31, 2009.  Such assets represented 78% of total investments at fair value as reported on the Plan’s statement of net assets available for benefits as of December 31, 2009.  The changes in the value of the Plan’s level three investment assets for the year ended December 31, 2009 were as follows:

	Level 3 Investment Assets Year Ended December 31, 2009
	BNA common stock	Collective trust fund	Total
Balance, beginning of year	$114,136,060	$9,000,803	$123,136,863
Realized gains	---	280,668	280,668
Unrealized (loss) relating
to instruments still held at
the reporting date	---	(50,907)	(50,907)
Purchases, sales, issuances
and settlements (net)	(2,626,013)	900,453	(1,725,560)

Balance, end of year	$111,510,047	$10,131,017	$121,641,064

THE BNA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	Level 3 Investment Assets Year Ended December 31, 2008
	BNA common stock	Collective trust fund	Total
Balance, beginning of year	$110,499,090	$6,792,146	$117,291,236
Realized gains	---	251,172	251,172
Unrealized gains relating
to instruments still held at
the reporting date	5,472,535	62,834	5,535,369
Purchases, sales, issuances
and settlements (net)	(1,835,565)	1,894,651	59,086

Balance, end of year	$114,136,060	$9,000,803	$123,136,863

5. Related Party Transactions

BNA, its employees, and the Charles Schwab Trust Company are parties-in-interest to the Plan.  The Plan’s assets on December 31, 2009 included $88,660,577 of BNA Class A common stock, $22,849,470 of BNA Class B common stock, $5,505,754 of Laudus International MarketMasters Fund, $10,131,017 of the Charles Schwab Stable Value Fund, and $1,047,686 of participant notes receivable.  Transactions in these investments are exempt from the prohibited transaction rules.

6. Income Taxes

The Plan received its latest favorable determination letter from the Internal Revenue Service, dated September 9, 2002.  The letter indicates that the Plan, as designed, is qualified under the applicable requirements of the Internal Revenue Code.  Subsequent to the filing of the Plan for review, additional amendments were made to the Plan.  The Plan Sponsor believes that the Plan as amended is currently designed and is being operated in compliance with the Internal Revenue Code and that the Plan qualifies as tax-exempt as of December 31, 2009.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

7.  Excess Contributions Payable

For the years ended December 31, 2009 and December 31, 2008, the Plan failed certain of its nondiscrimination tests.  Excess contributions amounting to $116,161 and $47,751, respectively, are recorded as liabilities in the accompanying statements of net assets available for benefits and as reductions of participant-directed contributions for each year.  The Plan has or will reimburse these excess contributions to its participants during the year following the tests.

8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participant accounts would remain fully vested.

9. Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

THE BNA 401(k) PLAN
EIN: 53-0040540
Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2009

					Fair
$ or Shares		Quantity	Identity and description of investment	Cost**	Value

			Cash and Cash Equivalents
		$47,286	Cash and cash equivalents		$47,286

			BNA Common Stock
*	Shares	5,629,243	Class A		88,660,577
*	Shares	1,450,760	Class B		22,849,470
*	Shares	---	Class C		---

*	Shares	7,080,003	Total BNA Common Stock		111,510,047

			Mutual Funds
	Shares	162,304	Artisan Mid Cap Fund		4,148,499
*	Shares	343,680	Laudus International MarketMasters Fund		5,505,754
	Shares	460,898	PIMCO Total Return Fund		4,977,702
	Shares	210,944	T Rowe Price Personal Strategy-Balanced		3,613,467
	Shares	216,641	T Rowe Price Personal Strategy-Growth		4,371,820
	Shares	112,790	T Rowe Price Personal Strategy-Income		1,665,914
	Shares	86,369	Hartford Capital Appreciation Fund A		2,649,805
	Shares	71,142	Vanguard Index Trust 500 Fund		7,304,181
			Total Mutual Funds		34,237,142

			Collective Trust Fund
*	Shares	544,321	Charles Schwab Stable Value Fund		10,131,017

			Participant Notes Receivable
			Participant notes receivable
*		$1,047,686	(Interest rates ranging from 4.25% to 9.25%)		1,047,686

			Total Assets		$156,973,178

*	Party-in-interest to the Plan.
**	Cost information is not required for participant directed investments and is therefore not included.

See accompanying Report of Independent Registered Public Accounting Firm.